Exhibit 99.1
REPEAT Northern Dynasty:
USACE Alaska District Letter is Guiding Policy for Pebble – Seeks Mitigation Plan for ROD
Senior USACE Official Confirms Issue Following Flurry of Inaccurate Stories

August 31, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) issued the following public statement on August 28, 2020:

A Washington Examiner story, published today, confirmed what the Pebble Partnership has been expressing for nearly a week – that the policy position of the U.S. Army Corps of Engineers (“USACE”) regarding mitigation and the path to a Record of Decision (“ROD”) for Pebble is outlined in the letter dated August 20th, 2020 addressed to the Company. The Washington Examiner reports today that Ryan Fisher, the Principal Deputy Assistant Secretary of the Army for Civil Works, one of the senior leaders responsible for the USACE, clarified that the Alaska District letter is the “guiding policy” for the federal review for Pebble and “not a press release from the Army that used stronger language against the project or other political noise in opposition to it”.

“We have confirmation of what we have known for some time – the policy position regarding Pebble comes directly from the Alaska District and it is exactly what we have been telling the media and other stakeholders all week. There is a path forward for Pebble and we are working our way along it. Another way to look at this is that we were working before the Monday letter and we are continuing our work today. And, so is the USACE project team,” said Collier. “We understood that the letter on wetlands mitigation was the operating document for the next steps in the process, but we're glad that a senior department official has clarified for others who don't understand the permitting process nor have read the actual EIS."

Many news media outlets incorrectly reported that the Trump Administration had stopped or was going to stop the project. Much of the speculation came from misreading the intent of a USACE letter regarding the mitigation requirements the agency had set for the Pebble Project. Nothing in the letter was new to the Pebble team as the company has been in discussions with the USACE about mitigation since the announcement of the draft Least Environmentally Damaging Practicable Alternative (“LEDPA”) for the project. A press release from the Army Public Affairs office said that the USACE “finds that the project as currently proposed cannot be permitted” and several news stories have interpreted this to mean the project is finished. Collier said this is simply incorrect.

“Quite frankly it has been astonishing to watch how quickly the news media and others irresponsibly jumped on the bandwagon to report that the project had been stopped – even when we repeatedly told them it has not. We had been anticipating the USACE letter for some time and told this to many who frankly did not care to believe our position. At least we now have solid confirmation about the policy position of the USACE as the week draws to a close. Perhaps now we can get back to focusing on our core work and that is to finalize the mitigation plan for the project,” said Collier.

The Pebble team remains at work to finalize a mitigation plan – something the company has been working on for the last couple of months. Collier noted that once the company had clarity that the USACE had changed direction about its approach to wetlands mitigation to seek in-kind mitigation, the project team began working on a plan that would meet the USACE requirements. Pebble has had crews in the field finalizing wetlands survey work in the Koktuli watershed for several weeks and anticipates finishing the field work by early September. Collier further noted that reports stating the project could not achieve mitigation are equally incorrect.

“It is my hope that we can now get back to reporting about the facts when it comes to Pebble. We will provide the necessary mitigation and in fact we are well down the road to doing so. The final Environmental Impact Statement says Pebble development won’t damage the fishery in Bristol Bay. Thus, we see no scientific or regulatory reason why we should not have a positive record of decision on the project,” said Collier.

A number of other articles were published late last week regarding this topic:

OpEd in The Hill by Alaska Governor Dunleavy
https://thehill.com/opinion/energy-environment/514114-let-alaska-use-its-natural-resources

Blog post in the American Thinker by Sandy Szwarc https://www.americanthinker.com/blog/2020/08/trump_should_allow_resource_development_in_alaskas_pebble_mine.html

Article in North of 60 Mining News by Shane Lasley https://www.miningnewsnorth.com/story/2020/08/28/news/pebble-mine-death-grossly-exaggerated/6415.html

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NMD to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that contemplated in this presentation. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com